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                                                                    EXHIBIT 12.1


                  GATX FINANCIAL CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (In Millions, Except For Ratios)

                                         Six Months Ended June 30                       Year Ended December 31
                                        --------------------------  --------------------------------------------------------------
                                          2004          2003          2003          2002           2001        2000        1999
                                        -------       --------      -------      ---------      ----------   --------    --------
Earnings available for fixed charges:
  Income from continuing operations
    before cumulative effect of
    accounting change..................  $  68.6      $  38.3       $  96.5      $    60.3      $   13.3     $   64.5    $  157.3
Add (deduct):
  Income tax provision (benefit).......     33.9         22.5          43.5           26.4          (5.2)        37.4        99.9
  Share of affiliates' earnings, net
    of distributions received..........    (18.0)       (29.7)        (47.4)         (11.2)        (21.4)       (43.0)      (43.3)
  Interest on indebtedness and
    amortization of debt discount and
    expense............................     65.5         83.1         153.8          168.3         194.0        204.3       146.7
  Portion of operating lease expense
    representative of interest factor
    (deemed to be one-third)...........     31.8         32.2          63.9           61.9          61.4         56.3        50.5
                                        --------     --------       -------      ---------      --------     --------    --------

Total earnings available for fixed
charges................................  $ 181.8      $ 146.4       $ 310.3      $   305.7      $  242.1     $  319.5    $  411.1
                                        --------     --------       -------      ---------      --------     --------    --------

Fixed charges:
  Interest on indebtedness and
    amortization of debt discount and
    expense............................  $  65.5      $  83.1       $ 153.8      $   168.3      $  194.0     $  204.3    $  146.7
  Capitalized interest.................      1.3          2.6           4.2           15.8          14.4         10.4         4.3
  Portion of operating lease expense
    representative of interest factor
    (deemed to be one-third)...........     31.8         32.2          63.9           61.9          61.4         56.3        50.5
                                        --------     --------       -------      ---------      --------     --------    --------

Total fixed charges....................  $  98.6      $ 117.9       $ 221.9      $   246.0      $  269.8     $  271.0    $  201.5
                                        --------     --------       -------      ---------      --------     --------    --------

Ratio of earnings to fixed charges(A)..     1.84x        1.24x         1.40x          1.24x          .90x(B)     1.18x       2.04x
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     (A) The ratio of earnings to fixed charges represents the number of times
         "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income from continuing operations before income taxes, cumulative effect of accounting change, and fixed charges, less share of affiliates'
         earnings, net of distributions received.
     (B) For 2001, fixed charges exceeded earnings by $27.7 million.